UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)

Back Yard Burgers, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

05635W101

(CUSIP Number)

Reid M. Zeising

Chairman of the Board of Managers

BBAC, LLC

3060 Peachtree Road

Suite 1410

Atlanta, GA 30305

(404) 495-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

S. Joel Cartee

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

June 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BBAC, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 1,806,728*
9. Sole Dispositive Power None
10. Shared Dispositive Power 435,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,728*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.24%**
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

* Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of May 7, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended March 31, 2007.

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cherokee Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 1,806,728*
9. Sole Dispositive Power None
10. Shared Dispositive Power 435,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,728*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.24%**
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

* Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of May 7, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended March 31, 2007.

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Reid M. Zeising
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 1,806,728*
9. Sole Dispositive Power None
10. Shared Dispositive Power 435,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,728*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.24%**
14.	Type of Reporting Person (See Instructions) IN

* Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of May 7, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended March 31, 2007.

Introductory Note.

This Amendment No. 4 (as defined herein) is being filed by BBAC, LLC (“BBAC”), Cherokee Advisors, LLC (“Cherokee”) and Reid M. Zeising (collectively, the “Reporting Persons”) to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement.

Item 1. Security and Issuer.

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Back Yard Burgers, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 4 amends the initial statement on Schedule 13D filed by the Reporting Persons on June 5, 2006, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 24, 2006, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 5, 2006, and Amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 7, 2006 (the “Amended Statement” and, collectively with this Amendment No. 4, the “Statement”). The address of the Issuer’s principal executive office is 1657 N. Shelby Oaks Drive, N. Suite 105, Memphis, Tennessee 38134.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following at the end of Item 3:

The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 10, 2007, by and among the Issuer, BBAC, and BBAC Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of BBAC, which are described in Item 4 below, is approximately $37.6 million, including approximately $6.2 million of debt which BBAC intends to repay at closing.

With respect to funds to be used in connection with the Merger, BBAC has obtained equity contributions and commitments from investors totaling approximately $14.5 million (the “Equity Contributions”). Moreover, BBAC has entered into written commitment letters with Regions Bank and Harbert Mezzanine Partners II, L.P., which provide for $24.5 million in revolving and term loans (the “Financing”). BBAC and Merger Sub will use the proceeds of the Equity Contributions and the Financing (a) to pay the Merger consideration to the Issuer’s stockholders, (b) to pay the other costs and expenses incurred by BBAC and Merger Sub in connection with the consummation of the Merger, the Financing, and related transactions, and (c) for Merger Sub’s (and, after the consummation of the Merger, the Issuer’s) ongoing working capital and general corporate purposes. Obtaining the Financing is a condition of the obligation of BBAC and Merger Sub to consummate the Merger. The commitment letters relating to the Financing are attached hereto as Exhibit K and Exhibit L and are incorporated by reference in their entirety into this Item 3.

As an inducement for BBAC to enter into the Merger Agreement with the Issuer, and in consideration thereof, certain stockholders of the Issuer entered into Stockholder Voting Agreements, dated as of June 10, 2007, with BBAC and the Issuer (the “Voting Agreements”) in the form of Exhibit M attached hereto. The names of such stockholders and number of shares of

Common Stock owned by each is set forth in Exhibit N attached hereto. Such stockholders (collectively, the “Voting Holders” and each a “Voting Holder”) hold 1,371,324 shares of Common Stock.

Each Voting Holder has agreed to vote all shares of Common Stock owned by such Voting Holder in favor of the approval and adoption of the Merger Agreement. For a description of the Voting Agreement see Item 4 below, which description is incorporated herein by reference in response to this Item 3. BBAC did not pay additional consideration to the Voting Holders in connection with the execution and delivery of the Voting Agreements.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following at the end of Item 4:

On June 10, 2007 BBAC, Merger Sub and the Issuer entered into the Merger Agreement, pursuant to which Merger Sub, a wholly owned subsidiary of BBAC, will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of BBAC (the “Merger”). Upon consummation of the Merger, the holders of the Common Stock and preferred stock of the Issuer (other than the Reporting Persons) will have the right to receive $6.50 per share in cash in exchange for such shares of Common Stock and preferred stock. At the effective time of the Merger, each outstanding option to acquire the Issuer’s Common Stock will become fully vested and immediately exercisable and shall be cancelled and converted into the right to receive a cash payment of an amount equal to (1) the excess, if any, of $6.50 over the exercise price per share of the option to acquire Common Stock, multiplied by (2) the number of shares of Common Stock subject to the option, without interest and less any applicable withholding taxes. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the Merger by the existing stockholders of the Issuer. The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement which is filed as Exhibit O, and incorporated by reference in its entirety into this Item 4.

In connection with the Merger Agreement, each Voting Holder entered into a Voting Agreement with BBAC and the Issuer, pursuant to which the Voting Holder agreed, subject to certain conditions, (i) to approve and vote in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement and any other actions or agreements required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any of their other obligations or agreements under the Merger Agreement; and (iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the transactions. The Voting Agreements terminate upon the earliest to occur of (1) the termination of the Merger Agreement in accordance with its terms, (2) the effective time of the Merger, (3) the mutual agreement of the parties to terminate the Voting Agreements, or (4) at such time as the Merger Agreement is amended in any material respect in connection with the consideration to be received by the stockholders. The purpose of the Voting Agreements is to enable BBAC and the Issuer to consummate the transactions contemplated by the Merger Agreement. This summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Voting Agreement, which is attached hereto as Exhibit M and incorporated by reference in its entirety into this Item 4.

The purpose of the Transactions is to acquire all of the outstanding shares of capital stock of the Issuer (other than shares owned by Reporting Persons). If the Transactions are consummated, the

Common Stock will be delisted from the NASDAQ Capital Market and will cease to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended by adding the following:

(a)-(b) As of the filing date of this Amendment No. 4, BBAC owns of record 435,404 shares of Common Stock, constituting 8.49% of the outstanding shares of Common Stock of the Issuer. In addition, as a result of the Voting Agreements, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of an additional 1,371,324 shares of Common Stock, which represents approximately 26.75% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements. With respect to the 1,371,324 shares of Common Stock and apart from the terms and conditions set forth in the Voting Agreements, the Reporting Persons are not entitled to any rights of a stockholder of the Issuer.

(c) Other than the Merger Agreement and the Voting Agreements described in Items 3 and 4, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following at the end of Item 6:

The information set forth in Items 3, 4 and 5 is incorporated herein by reference. Other than as described elsewhere in this Statement and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock which are required to be described hereunder.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by adding the following exhibits:

Exhibit K:	Regions Bank Commitment Letter
Exhibit L:	Harbert Mezzanine Partners II, L.P. Commitment Letter
Exhibit M:	Form of Stockholder Voting Agreement
Exhibit N:	Names and Number of Shares of Common Stock owned by each Voting Holder
Exhibit O:	Agreement and Plan of Merger, dated June 10, 2007, by and among Back Yard Burgers, Inc., BBAC, LLC and BBAC Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Back Yard Burgers, Inc.’s Current Report on Form 8-K, dated June 10, 2007 and hereby incorporated by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

June 11, 2007
(Date)

BBAC, LLC

By: Reid M. Zeising
Chairman

/s/ Reid M. Zeising
(Signature)

CHEROKEE ADVISORS, LLC

By: Reid M. Zeising
Managing Member

/s/ Reid M. Zeising
(Signature)

REID M. ZEISING

/s/ Reid M. Zeising
(Signature)